PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Note to Reader

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended June 30, 2005 and 2004, and the Company’s unaudited consolidated financial statements and notes for the quarters ended September 30, 2005 and 2004.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results; these are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

1.1

Date

This MD&A is prepared as of November 21, 2005.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

1.2

Description of Business and Overview

Portal Resources Ltd. is a growth oriented junior natural resource company focused primarily on the exploration and development of high potential gold-silver and copper-gold projects in Argentina and Chile. The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

The Company was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.  The Company was called for trading on the TSX Venture Exchange (“the Exchange”) as a “Capital Pool Company” in May 2001.  On March 15, 2004 the Company completed its Qualifying Transaction (“QT”) under the Capital Pool Company rules of the Exchange when it acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest in the Arroyo Verde project, consisting of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina. The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.  On March 17, 2004, the Company resumed trading upon completion of its Qualifying Transaction.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

Developments during the three months ended September 30, 2005

ARROYO VERDE PROJECT

The Arroyo Verde project is located in the Patagonia region of Argentina in the eastern part of Chubut province.  Infrastructure is excellent with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of working year round. The property consists of exploration concessions totaling approximately 40,000 hectares (155 square miles).

The property lies within the eastern part of the Somun Cura Massif in which recent exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde is hosted by epithermal veins within an outcropping rhyolite dome complex approximately 1 kilometre in diameter surrounded by gravels and younger volcanics. Detailed mapping and sampling by Portal of the gold-silver veining in the outcropping dome, successfully defined on the Principal Vein a 400 metre long zone grading 10.0 g/t gold equivalent over a 2 metre width (calculated using a silver:gold ratio of 60:1).

Extensive induced polarization surveys (IP) geophysical surveys by Portal, greatly expanded the size of the Arroyo Verde dome complex to 4 kilometres by five kilometres in size under the younger cover.  They also defined a large 3 kilometre long by 1.5 kilometre wide zone of high resistivity and chargeability under gravel cover approximately 500 metres south of the exposed dome (South Dome anomaly) with the same geophysical signature as that of the known veins in the exposed dome, however an order of magnitude greater in size. Additionally the very large 2 kilometre wide by 4 kilometre long El Refugio-El Porvenir anomaly with its chargeability high-resistivity low signature indicative of a disseminated porphyry or sulphide rich breccia system was outlined 8 kilometres south of the main rhyolite dome. Mapping and sampling in the area has defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

During the quarter, Portal completed the program of 17 holes totaling 2944 metres of both reverse circulation and diamond drilling to test the known mineralized veins as well as the large South Dome anomaly. Seven holes drilled on the Principal Vein intersected a strong continuous gold-silver vein along a 600 metre strike length and to a depth of 100 to 150 metres below surface defining two mineralized gold-silver "shoots". The western mineralized "shoot" is defined along a 350 metre strike and is open to the west and to depth. Drill intercepts range from 1 - 4 metres in width grading from 8.02 to 85 grams per tonne gold equivalent with a weighted average of 15 grams per tonne gold equivalent over a true width of 1.75 metres (15.7 to 119 gram metres; width in metres x grade in grams per tonne). The eastern mineralized "shoot" has been outlined along a 200 metre strike and is open to the east and to depth. The drill intercepts range from 2 - 4 metres in width grading from 5.65 to 7.86 grams per tonne gold equivalent with a weighted average of 6.69 grams per tonne gold equivalent over a true width of 2 metres (10.2 to 15.8 gram metres). A single drill hole initially tested the eastern mineralized "shoot" of the Principal vein 100 metres along strike to the east of drill hole PO48 where the vein has been mapped for an additional 300 metres but intersected only low grade mineralization.

Three holes were drilled as an initial test in the South Dome area, to investigate the large resistivity high-chargeability high anomaly located 500 metres to the south of the Principal Vein. The holes drilled to depths of 170-220 metres on Section Line 4125 E at a 250-300 metre spacing, identified altered and weakly mineralized rhyolite interpreted to be a second rhyolite dome similar to that hosting the Principal Vein.

Portal is very encouraged by the exploration results to date from the Arroyo Verde program. A Phase II program of drilling is planned to follow up on the excellent results of the drilling on the Principal Zone, as well as to further test both the South Dome anomaly, and the as yet untested El Refugio-El Porvenir anomaly.

Portal is currently compiling the final results of this work prior to initiating a Phase II program of drilling planned for the first quarter of 2006 to further test the South Dome area as well as the very large porphyry anomaly to the south.

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina, consists of a large district sized group of claims in an area measuring 150 kilometres north–south by 10 to 40 kilometres east-west totaling in excess of 181,353 hectares (700 sq. miles). Infrastructure is excellent with access via a system of good paved and gravel roads with power and water in the area. San Rafael, a fully serviced town of over 200,000 inhabitants is conveniently located approximately 20 kilometres northeast of the project area. Topography is moderate with elevations in the range of 2,000 metres with isolated volcanic centres rising to 4,000 metres. With the predominantly dry climate and mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, crosscut by a series of major northwest trending structures with associated copper-gold mineralization such Portal’s Anchoris project. The area also hosts gold-silver epithermal vein style mineralization associated with altered felsic volcanic centres such as the La Cabeza gold-silver project of Exeter Resources Ltd. located just 15 kilometres to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, found that the epithermal and copper-gold porphyry systems have distinctive alteration signatures. Portal has identified over 40 altered and potentially mineralized target areas based on these guidelines combined with compilation of regional government sampling.

The Company plans to continue the program of systematic geological mapping and sampling that it initiated in early 2005 to identify priority targets for further trenching and geophysical surveys which is on going.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system in the San Rafael group of claims in the south-central Mendoza Province, Argentina, is located approximately 300 kilometres south of Mendoza, the provincial capital. San Rafael, a fully serviced town of over 200,000 inhabitants is conveniently located approximately 80 kilometres northeast of the project area. Topography is moderate with elevations in the range of 2000 metres. With a predominantly dry climate and mild winters, exploration is possible throughout the year. Infrastructure is excellent with a series of state maintained paved and gravel roads providing easy access. Power and water are also available in the project area.

Historically, Anchoris has been partially explored by Argentina Mineral Development (AMD), BHP-Billiton and Rio Tinto Zinc using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling. This work led to the partial definition of the five porphyry copper zones at La Tortora, Julia, San Pedro, San Pedro North and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometres long. Alteration associated with these mineralized zones is widespread with an outer carbonate zone in excess of 4 kilometres in diameter. Within this extensive outer alteration halo, zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets are associated with the more intense mineralization consisting of copper sulfides with associated gold. Mineralization is most intense within the La Totora zone where previous work by AMD and BHP Billiton defined copper-gold mineralization both in outcrop (45m of 0.6% copper and 0.35 g/t gold) as well as in drill holes (average results of all drill holes is 0.30% copper and 0.17 g/t gold including 16m of 0.47% copper and 0.5% g/t gold in AN06).

Portal has carried out a program of mapping, hand trenching and sampling on the La Totora zone. Results to date include two trenches confirming the extension to the Totora zone 150 metres to the southeast as follows:

Trench 1

0.46% copper and 0.06 g/t gold over 10 metres

Trench 2

0.31% copper and 0.06 g/t gold over 9 metres

Trenching across the main footwall zone resulted in 37.7 metres grading 1.00% copper and 0.14 g/t gold.

Subsequent to the end of the quarter, Portal announced a continuing program of mapping, sampling, and geophysical surveys to further define the five zones of porphyry copper-gold mineralization prior to drilling which is planned for the first quarter of 2006.

1.3

Selected Annual Information

For the years ended June 30th

	2005	2004	2003

Total revenues	$ 3,391	$ 3,422	$ 3,967
Net income (loss)	$ (735,538)	$ (225,304)	$ (48,558)
Basic and diluted EPS	$ (0.08)	$ (0.05)	$ (0.02)
Total assets	$ 2,347,202	$ 1,203,669	$ 166,797
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4

Results of Operations for the three months ended September 30, 2005 and 2004

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended September 30, 2005 and 2004.

Financial Results

Loss for the period

For the three months ended September 30, 2005 the Company incurred a net loss of $210,722 ($0.02 per share) compared to a net loss of $145,972 ($0.02 per share) for the three months ended September 30, 2004.  The increase in the net loss from fiscal 2005 to fiscal 2006 of $65,328 is primarily due to increases in expenditures on investor relations activities of $24,791, additional stock based compensation charges of $11,424 and a valuation allowance for foreign value added tax credits (IVA) of $29,492.

Revenue

The Company’s sole source of revenue is interest income on cash and cash equivalents.  The change in the Company’s revenues during the three months ended June 30, 2005 as compared to the year ended June 30, 2004 was not significant.

Expenses

General and administrative costs were $211,645 for the three months ended September 30, 2004, an increase of $65,328 as compared to $146,317 for the prior year.  The four largest expense items for this fiscal period were salaries and benefits of $45,212 (2004 - $60,717), stock-based compensation of $46,238 (2004 - $34,804), investor relations of $34,668 (2004 - $9,877) and a valuation allowance foreign value added tax credits of $29,492 (2004 - $nil).  These four items accounted for approximately 73% of the Company’s total general and administrative expenses for the period.

Salaries and benefits of $45,212 (2004 - $60,717) accounted for 21% (2004 – 41%) of general and administrative costs for the three months ended September 30, 2005.  For the majority of the three-month period there was one less full time employee.

Stock-based compensation of $46,238 (2004 - $34,804) accounted for 22% (2004 – 24%) of general and administrative costs for the three months ended September 30, 2005.  The stock-based compensation reflects the fair market value of employee and non-employee share purchase options, which vested within the period.

Investor relations activities accounted for $34,668 (2004 - $9,877) or approximately 16% (2004 – 7%) of total general and administrative costs.  The increase is a result of increased attendance at conferences, news dissemination and costs associated with printed materials supplied to investors and potential investors as well as fees paid to Coal Harbor Communications Inc. for investor relations services.

The valuation allowance for foreign value added tax credits (IVA) of $29,492 (2004 - $nil) accounted for 14% (2004 – nil) of total general and administrative costs.  The increase is due to the additional exploration and support costs in Argentina and the Company does not believe that the refundable tax credits will be available to the Company in the near future.

Total assets

The total assets of the Company decreased during the quarter by $267,219 from $2,347,202 at June 30, 2005 to $2,079,983 at September 30, 2005.  Of the total decrease $489,763 is the decrease in cash during the period, which is offset by the increase in the deferred property and exploration costs of $211,778.  The remaining change is due to an increase in accounts receivable and prepaid expenses of $14,988 and amortization of equipment and software of $4,222.

1.5

Summary of Quarterly Results

	Three Months Ended
	September 30 2005	June 30 2005	March 31 2005	December 31 2004
	$	$	$	$

Income	923	1,397	819	830
General & Administration (excluding property write-offs)	211,645	282,031	134,419	176,162
Property write-offs	Nil	Nil	Nil	Nil
Net loss	211,645	280,634	133,600	175,332
Net loss per share	0.02	0.03	0.01	0.02

	Three Months Ended
	September 30 2004	June 30 2004	March 31 2004	December 31 2003
	$	$	$	$

Income	345	625	1,217	616
General & Administration (excluding property write-offs)	146,317	153,883	45,564	13,646
Property write-offs	Nil	12,079	Nil	Nil
Net loss	145,972	165,337	44,347	13,030
Net loss per share	0.02	0.03	0.01	0.01

1.6

Liquidity

Working Capital

The Company had working capital of $ 162,500 as of September 30, 2005 (June 30, 2005: $ 519,038), which should be adequate to meet the immediate requirements of the Company.  The decrease is primarily due to expenditures on mineral properties of $211,778 and a reduction of current liabilities of $118,237.  The ability of the Company to continue as a going concern is primarily dependent upon the Company obtaining proceeds raised from equity financing.

Debt and Other Obligations

The Company does not have any long-term liabilities.

1.7

Capital Resources

As at September 30, 2005, the Company’s Capital Stock was $2,988,798 representing 10,873,943 common shares without par value (June 30, 2005 - $2,969,461 representing 10,798,943 common shares without par value).

During the three months ended September 30, 2005, 75,000 common shares were issued on the exercise of stock options with a value of $19,337, of which $15,502 was received in cash and $3,835 was the fair value of the options at grant that has been allocated to share capital from the contributed surplus account.

As at September 30, 2005, Contributed Surplus totaled $222,896 (June 30, 2005 - $180,493).  During the quarter the Company recognized $46,238 in stock-based compensation expense for share purchase options that vested during the period and $3,835 was allocated to share capital on the exercise of stock options.  During the quarter the Company granted to employees 30,000 share purchase options with an exercise price of $0.64 and an estimated fair market value of $0.28 per option and granted to consultants 50,000 share purchase options with an exercise price of $0.70 and a fair market value of $0.14 per option.

At September 30, 2005 the Company had 1,108,000 (June 30, 2005 – 1,103,000) outstanding share purchase options, which, if exercised, would increase the Company’s available cash by $507,654.  In addition, the Company had 1,112,470 (June 30, 2005 – 1,112,470) outstanding warrants, which, if exercised would increase the Company’s available cash by $1,001,224.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

1.8

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements either at September 30, 2005 or at the date of this report.

1.9

Transactions with Related Parties

During the three months ended September 30, 2005 the Company paid or accrued to pay another public company related by certain common directors $18,711 (2004 - $18,945) for the shared rent of office space and services and expenses reimbursements and as at September 30, 2005 owes this company an aggregate of $5,571 (June 30, 2005 - $5,423).

During the three months ended September 30, 2005 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $535 (2004 - $54) for fees and expense reimbursements and as at September 30, 2005 owes this company an aggregate of $535 (June 30, 2005 - $803).

As at September 30, 2005 the Company owes certain directors an aggregate of $Nil (June 30, 2005 - $5,108) for expense reimbursements.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

As at September 30, 2005 and at the date of this report, the Company does not have any proposed transactions.

1.12

Critical Accounting Estimates

None.

1.13

Changes in Accounting Policies including Initial Adoption

None.

1.14

Financial Instruments and Other Instruments

None.

1.15

Other MD&A Requirements

Additional Information

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at November 21, 2005 the Company had the following items issued and outstanding:

•

10,873,943 common shares, of which 1,660,500 are held in escrow

•

1,108,000 common share purchase options with a weighted average exercise price of $0.46 expiring at various dates until September 15, 2010.

•

1,112,471 common share purchase warrants with a weighted average exercise price of $0.90 expiring at various dates until May 5, 2006

Investor Relations

On August 17, 2005, the Company entered into an agreement with Coal Harbor Communications Inc. (“Coal Harbor”) for investor relations and marketing services.  Under the terms of the agreement, Coal Harbor will receive a fee of $5,000 per month for a one year term and 50,000 share purchase options of the Company.  On August 26, 2005, the Company issued the 50,000 share purchase options at an exercise price of $0.70.  These options have a term of 1 year and vest in equal amounts every three months for 1 year.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company is obligated to make three initial annual payments of $15,000.  The first two payments have been made with the third due on April 9, 2006.

Risk Factors

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect it financial position and results.

Outlook

The Company has planned exploration activities for its Arroyo Verde and San Rafael projects, which will assist in determining the value of these projects.  At the Arroyo Verde property, a Phase II program of drilling is planned to follow up on the excellent results of the drilling on the Principal Zone, as well as to further test both the South Dome anomaly, and the as yet untested El Refugio-El Porvenir anomaly.  At the San Rafael project the Company plans to continue the program of systematic geological mapping and sampling that it initiated in early 2005 to identify priority targets for further trenching and geophysical surveys which is on going.  At the Anchoris property, within the San Rafael project, exploration is continuing with additional mapping, trenching and sampling, as well as geophysical surveys to better define targets for drilling.

Forward Looking Statements

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.